Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Event: Calix to Acquire Occam Networks | Customer Overview Webinar

Time: 9/20/2010 – 10am PDT

Participants:	Carl Russo, Calix president and CEO
Geoff Burke, Calix Senior Director, Corporate Marketing

Mr. Geoff Burke: Hello, and welcome to the Calix acquisition of Occam Networks Customer Discussion and Q&A Webinar.

My name is Geoff Burke. I’m the leader of Corporate Marketing here at Calix. I’ll be leading the kickoff of the discussion here today and moderating the question and answer session at the end of this one hour discussion.

Joining me in today’s call is Carl Russo, President and CEO of Calix.

We appreciate your taking time to join us today as we publicly share this very strategic acquisition for us and one that we believe will have a number of near term and sustained long term benefits for you.

In a moment, Carl will briefly frame this strategic vision for you, and we will look forward to your feedback and questions.

However, before we begin, let’s review some webinar logistics.

In the interest of preventing distraction or interruption to webinar attendees, this conference bridge is broadcast.

In order to encourage interactivity, your webinar control panel has been enabled with a Q&A module. Feel free to type a question any time during any presentation, and your questions will be directed straight to Calix personnel monitoring this webinar session.

All questions will be placed in a queue and addressed during the Q&A section at the end of this webinar.

In the event that we run out of time, any questions not answered during this webinar will be answered with direct follow-up.

Additionally, if you are having sound or viewing issues, please use the control panel Q&A module to communicate your problem.

We just concluded a great, um, session with our consulting engineers, and they’re really looking forward to your feedback.

So, now, with these logistics out of the way, I’d like to introduce Calix President and CEO, Carl Russo.

Carl, are you on?

Mr. Carl Russo: Thanks, Geoff, and I’d like to echo—.

Mr. Geoff Burke: —There you go—.

Mr. Carl Russo: —Geoff’s sentiment, uh, welcoming you and thank you for taking the time today so that we may cover this very exciting transaction.

Today, I’m going to move through these slides at a relatively brisk pace because I think that which will create the most value-add for all of you is to get to your questions and hopefully give you answers that help you understand the strategic rationale behind we are going forward with this merger.

So, with that in mind, just a brief overview.

The transaction itself is a $171 million transaction, and it’s being done in stock and cash. Please keep in mind that our balance sheet, which was strong prior to this transaction, will be strong post this transaction, and we will be debt free after the transaction is completed.

From a rough sizing standpoint, the combined entity, we believe, in 2011, will be greater than $400 million in revenue, profitable and accelerating our innovations.

Geoff, if you could go to the next slide, please.

And that theme of acceleration is throughout because that is why we are doing this. We have the opportunity, by bringing these two teams together, we believe, to accelerate our execution down the roadmap towards a unified access environment, and that’s what we want to stay focused on.

There’s no question that this will allow us to deepen our relationships with our customers and broaden our support so that you may be more able to win in the network.

Geoff, if you could go to the next slide, please.

So, keeping in mind, number one, clearly a broader unified access portfolio. Part of this is enabled by the team, part of it is enabled by some things that are actually coincidental.

One of the challenges that you have, any time you look at a transaction such as this, is thinking through product rationalization: “Does it need to happen? If not, why not? If so, why?” And oftentimes, with an additional system comes the carrying cost of R&D.

In this situation, we actually end up with significant R&D synergies at multiple levels, but let me just cover two of them.

The first one is, whether it by coincidence or serendipity, we actually, as two companies, use the same network processors, silicon, in our systems and the same digital signal processors as well. This is going to enable us to get to R&D synergies quite rapidly.

It is our intent to have a common OMCI/ONT model across all three platforms, the C-Series, the E-Series and the newly renamed B-Series, through a common transport environment on the 10 gig ringside and to a common VDSL2 platform, from a signal processing standpoint, as again, we use the same signal processors.

These reusable subsystems that span the three systems enable us to gain synergies that dramatically lighten the burden, if you will, of having three chassis, but frankly, actually accelerate what we are doing.

Secondly, as you might imagine, we have been busy, if you will, developing things that perhaps Occam has already developed and vice versa. By freeing up our respective R&D teams to focus on the future, we expect to accelerate down that path as well. And keep in mind that the combined entity will have an R&D stream greater than $16 million per quarter of investment in your future.

Geoff, if you could go to the next slide, please.

Nothing has changed in our strategic focus. As I’ve stated many times, we are focused solely on the access infrastructure, and we will remain such. Again, we believe, worldwide, this is a huge market. We can grow a very large company without having to leave the space. We believe that the needs of this space are quite unique to this space, and as such, this is the best utilization of our resources.

We intend to enhance our direct engagement model. We clearly will work with partners, but we believe it’s an imperative that our customers have a direct engagement model with us, if that we are, in fact, your chosen vendor. And as thus, we will have more feet on the street in sales, in sales engineering, in account management and in service and technical assistance.

Last, but not least, we have a very broad interoperability program, as I’m sure you’re all aware. Occam also has a pretty broad interoperability program as well. Ours is called CCL, theirs is called OPAN. By merging these, we intend to have the broadest interoperability program of any vendor in the industry.

And so, Geoff, if you could go to the next slide, please.

And so, as such, we will have a broad portfolio of systems platforms, three to be precise, the B-Series, the C-Series and the E-Series.

We will merge the ONT portfolio into the broadest set of ONTs going forward. Those ONTs will work with each and every one of our systems platforms. So, irrespective of the systems platform that’s on one end, the ONTs on the other will all work and interoperate with each of those systems platforms.

And in final note, CMS will be the chosen go-forward management system.

While there are some very interesting technologies in the OccamView EMS which we intend to mine and move forward, the CMS is clearly a broad and deep platform for scalable network management.

Geoff, next slide, please.

And so, to the unified access vision, we intend to bring all of these together, so that from one end to the other, from the subscriber all the way through to voice protocols—and by the way, as voice protocols, Occam has been very strong in MGCP, which we intend to add to and enhance our entire portfolio on the voice protocol side.

This entire unified access portfolio is intended to allow you to continue to build networks where you share that same piece of fiber as it goes out into the network and evolve your networks towards an all-IP services over Ethernet, over glass and wireless future.

Geoff, if you can move to the next.

And so, when you get to the hard edge of integrating these platforms, let me just make sure I step through what I said.

First and foremost ,the B-Series, long term, will sit on the same ring as the C- and E-Series. As you know, the C- and E-Series have the EXA Powered kernels, which allows them to sit on the same 10 gig rings, and we intend to incorporate some of the innovations that Occam has had over their near-decade of doing Ethernet in the access space and bring these rings forward for the B-, C- and E-Series.

We intend to combine the ONT portfolio into the best of the best and then take that forward-looking portfolio and have them interoperate through a common OMCI/ONT model on all three platforms.

We intend to integrate the B-Series into the CMS management platform, and we intend to broaden our voice protocols across SIP, H.248, MGCP and legacy TDM to ensure the broadest set of support on both sides of the access infrastructure. Net-net, an accelerated opportunity to go move your ability to win in the network forward.

Geoff, if you can go to the next slide, please.

And so, pictorially driven, we intend to fully instantiate the picture as you see it here, with the three series interoperating on rings, allowing you to be able to deploy the right system for the right deployment scenario in your network.

All of our customers have varied deployment scenarios in each of your networks, and so the ability to choose the right platform for the right scenario, we believe, is very powerful when it comes to enabling our customers to win.

And as such, if you can go to the last slide, Geoff, I’d like to make sure I re-extend an invitation to what will be our best user group yet.

I think last year was an outstanding event, but this year, with guest speakers—by the way some as yet announced, along with new products and unveilings, will make this the best user group ever, and I would encourage you all to please join us in Las Vegas.

And so, with that, let me open it up for questions.

Geoff?

Mr. Geoff Burke: Yes, thank you, Carl.

At this time, I’d like to take the opportunity to begin addressing questions that have been submitted during the webinar session.

If you have not already done so, please feel free to submit questions through the webinar control panel and Q&A module.

Now, uh, Carl, there have been a, uh—a wide variety of—um, of questions that came in. I’m going to try and, uh, consolidate a couple of them, so, uh—because—in interest of—uh, of making this as efficient as possible.

Let’s start with, uh, basically, a view of the new, uh, um, model and how distributors might ultimately be integrated into that.

So, does this acquisition change the Calix view in using distributors, uh, for equipment delivery?

Mr. Carl Russo: So, great question.

Our model is a direct model. So, let me be clear. We intend to directly engage with all of our customers.

That having been said, it does not preclude us working with distributors. But, we are going to have to look for a way that we can work with these partners and make sure that we still have a direct engagement model with our customers.

So, our view is going to be to see if we can find an optimized merge model. But, again, we believe, as our customers become market competitors and the access infrastructure is of strategic importance to them, having that in direct engagement is strategic to both parties.

Mr. Geoff Burke: Now, Carl, the next question has to do with, uh, basically, the future of Occam products lines.

And specifically, it asks, “What are your plans with regard to Occam’s fiber active Ethernet platform?” But, I believe it’s just mainly getting at the question of what—uh, how we’re going to, uh, select or be—uh, or go through the process of choosing platforms through applications?

Mr. Carl Russo: So—well, let me come at it from a couple of different angles.

Number one, as I mentioned earlier, we have similar core technologies that have been adapted in different ways to meet different markets. And those core technologies allow us to drive and derive significant synergies.

Here’s an example. As we all know, um, Calix has been a leader in the GPON space for some time, and we’ve continued to make good headway into the active Ethernet space. Occam, really, was first to market with Active Ethernet and has started to make headway into the GPON space.

We believe both teams can learn from each other in this regard, and we believe there’s actually innovations that both companies have exhibited in those platforms that should be merged and brought forward.

So, our intent is to take the best of both of those deployment scenarios and bring them forward, first, into the industry’s most robust and broadest ONT portfolio and then back into the common interfaces in the platforms.

So, we actually think we are going to end up with an incredibly powerful active Ethernet environment as well as an incredibly powerful GPON environment, basically making us the runaway leaders in the fiber access space.

Mr. Geoff Burke: So, Carl, the next question has to do with CMS.

And I think there’s a number of questions here which, uh, really focus on how will CMS be, um, uh, integrated into the combined unified access portfolio, and, uh, how it will ultimately benefit by some of the—um, some of the unique, uh, configuration options and modules that may exist right now in the OccamView platform.

Mr. Carl Russo: So, CMS—look, we’ve invested a tremendous amount of energy, time and money, personnel into CMS. We think it’s an outstanding platform. It has taken on this path before, integrating other platforms, and we will continue to do so going forward.

In addition, as we’ve looked at the OccamView CMS, there are clearly some technologies that they have developed that we will want to incorporate in product offerings in software.

And so, we will look to bring those over and productize them accordingly.

Mr. Geoff Burke: So, um, getting—there’s a very specific question here about, uh, Occam ONTs and the relationship to, uh, to our platforms overall.

It says, “The Occam ONTs can be daisy-chained up to eight units off a single OLT. Will this be maintained going forward?”

Mr. Carl Russo: The Occam ONTs can be daisy chained. I’m not sure I follow that deployment scenario.

Mr. Geoff Burke: I’m not so sure I am either, so if, uh, the person who asked that question can—could also go, um, uh, into a bit more detail on that, I’d appreciate that as well.

Um, here’s a broader question, Carl. Uh, “As an Occam customer, will our sales rep and sales engineer remain the same?”

Mr. Carl Russo: Do not know. Um, we will take the best of the teams—we’re going to add resources to our geographic support, and we’ll make decisions accordingly.

Suffice it to say, there will be more resource devoted to the geographies than there have been in the past. We will continue to grow it, just as we have in the past, but I cannot say, at this point in time, which will be what, where.

Mr. Geoff Burke: So, revisiting a—uh, I think a more detailed, um, perspective on the broader continuation of the BLC platform, there’s a question around whether the BLC 6006 chassis will be kept alive, um, in addition to the BLC 6012. Or, uh—and then, basically, looking at, um, at how that—how we plan to rationalize that going forward.

Mr. Carl Russo: The answer is yes.

Mr. Geoff Burke: Can you talk a little bit, Carl, about the combined Occam and Calix R&D investment today, and how that will, uh, change going forward?

Mr. Carl Russo: The combined R&D investment puts us at north of $16 million per quarter, and that’s exactly what we’re going to do.

We will certainly look for synergies in areas where we can gain them so that we can actually take those dollars, free them up and invest in acceleration. We are not looking to drive op-ex synergies out of R&D.

This is all about accelerating our roadmap and our vision for unified access, and we believe the synergies that we will find will actually free up additional R&D investments to accelerate what’s on our roadmap going forward as a combined company.

Mr. Geoff Burke: So, other area you might want to reemphasize too, uh, Carl, is that this is all focused on the access space as well, right?

Mr. Carl Russo: One hundred percent of the company, our R&D and our efforts are focused on access, and again, we will remain focused on access, um, for at least my vesting period and probably my lifetime.

There is so much work to be done in the access infrastructure over the coming decade that I think we can keep busy being very, very innovative and growing a company of significant size to go compete on a global scale without ever considering going left or right of access.

Mr. Geoff Burke: So, Carl, there are a number of questions around timing.

And now, specifically, timing and, uh, the integration of products.

So, let me give you an example. Um, when will Calix fully support their ONTs in an active BLC active Ethernet deployment, right?

Uh, can you just kind of walk through, uh, your vision as to the timing of, uh, integration of platforms?

Mr. Carl Russo: So, let’s make sure that, first and foremost, we start with the pacing item of timing, which is the close of the transaction.

The transaction will close after shareholder votes, some miscellaneous items and regulatory approval. That process can take anywhere from probably 75 to 120 days. So, nothing will happen until the close is announced, finished, etc., because until the close is completed we actually are prohibited from acting as one company.

At that point, hopefully we’ve thought about it enough we can start on the next day and pursue the combined vision.

Now, from my perspective, ONTs and CMS integration will happen relatively quickly, as we have done this before. I think it will take a little bit longer to take the best of what exists on the 10 gig ring and bring that together so that the platforms sit on the same rings.

All of those things, I believe, will occur well with inside of 2011, but I think the ONTs and CMS will happen sooner than the 10 gig ring.

Mr. Geoff Burke: So, Carl, I think there’s a very related, uh, thread of questions here coming on along—um, along the line of, “If you are going through this process anyway, why would you not just eliminate the B-Series all together and add the best of that technology into the C- and E-Series?” Can you address that for a second?

Mr. Carl Russo: I’d be happy to address that.

First of all, the reason to not do that is we actually gain little or no synergies from a development standpoint and probably actually slow ourselves down. So, that’s on the selfish side of if we just looked at Calix engineering resources, it actually slows us down, doesn’t speed us up.

But, if we then extend that view to what our purpose is, which is to help our customers win, I believe it actually sets our customers way back.

Now, as many of you have heard me say in public many times, footprint drives everything, and our goal as a company is to build platforms that gain significant footprint. The C-Series, as you know, has almost 30,000 systems installed. The E-Series is in over 100 customers in the first five months and has continued to accelerate from there. The BLC, now the B-Series, also has a significant customer footprint.

And so, I think we would be remiss, to the point of injuring our customers, if we didn’t, in fact, recognize that not only is it in their best interest to accelerate the platform, but actually the synergies that we get enable us to do exactly that.

And so, the best return on investment for our customers and for Calix is actually to develop inside those three platforms because we have reusable subsystems running across all three.

Mr. Geoff Burke: So, Carl, there’s a thread of questions around the—uh, the Occam roadmap and how that, uh, continues to evolve. I think it’s, uh, on a similar vein here.

The specific question is, “What’s the plan for Occam’s VDSL product, and will, uh, POTS be added to that actual blade as planned?”

So, if you could kind of walk through your thoughts on—uh, on how that gets reconciled going forward.

Mr. Carl Russo: Great question, and thank you for asking it.

Uh, again, mentioning earlier the reusable, if you will—the shared VDSL2 platform. Um, as I’m sure most of you are aware, combo is certainly a deployment scenario that we have a long history in when it comes to DSL deployments.

And again, we intend to make a family of shared VDSL2 subsystems available for each of the platforms. So, the BLC will have a VDSL2 combo blade available for it.

Mr. Geoff Burke: So, there’s a thread of questions around—uh, around the continued, um, uh—how folks could basically be, uh, chatting with, uh, their existing sales reps and sales engineers for both companies.

Can you reiterate, Carl, um, basically during this—uh, this interim period, between now and the close of the transaction, how folks should be working with their sales reps and sales engineers from both companies?

Mr. Geoff Burke: You just did, which is until we’re one company, we’re two companies. And so, that’s the way that things work in mergers and acquisitions.

So, legally spoken, we function assiduously separate. There’s no back channel communications, there’s no sharing account situations. Uh, I’m not calling up Bob [sp], “Man, hey, what did you hear about this account?” It is literally run completely separately even though we will be talking about things around integration. Things that are proprietary will not be shared.

Mr. Geoff Burke: So, Carl, let me, uh, throw, uh—I’m going to read a question verbatim for you that I think, uh, you’ll be anxious to answer.

“Other vendors have, after M&A activity, abandoned their tier three market to pursue tier one and two markets. Are you going to pursue larger markets?”

Mr. Carl Russo: Well, those are two separate questions.

And so, the answer is yes, we are going to pursue “larger markets” and, no, we won’t abandon things.

Now, let’s talk about a few pieces here because I appreciate the question being asked.

About 2,000 yards up the road from where Calix is is where AFC was. Um, and I’m not about to tell you that we won’t make mistakes as a leadership team, but I would like us all to educate ourselves well enough to not make mistakes others have made.

And so, we are well aware of remembering where you came from as you move forward.

That issue is made easier for us today because, frankly, as access networks converge, i.e., the differences, frankly, between small wireline service providers and large wireline service provides and cable MSOs, the networks are looking more similar than dissimilar.

Therefore, we actually are able to leverage our R&D expense by getting customers that are larger and larger. And as a matter of fact, we’ve continued to grow with larger customers, smaller customers, new geographies and I believe every single one of our customers has seen only more attention paid to them, not less.

So, we’ve kept these franchises focused and separate, and they compete and grow on their own merits. We will continue to invest as we grow in each segment.

So, the answer is, as forcefully as I can make it, we intend to grow the business by growing it globally across all species because we believe every time we add a customer, it adds that much more leverage to R&D expense and investment and allows us to innovate that much faster.

And I believe, if you test history and look at our rate of innovation from 2005 to ‘06 to ‘07 to ‘08 to ‘09 to ‘10, and you come to the user group this year, I think if you actually draw the graph, you’ll see that our rate of innovation has continued to accelerate for all of our customers each and every year.

So, we’re not abandoning anyone. We know where we came from. We will continue forward.

Mr. Geoff Burke: So, I want to remind everyone that, uh, if there are questions that they’d like to have answered, uh, please utilize the control, uh, panel Q&A module to, uh, submit those questions.

Let’s, uh—as of right now, Carl, we’re—uh, I do not see any other new questions, um, so let’s, uh, give everyone a minute or so to—uh, to chime in if there are more.

Mr. Carl Russo: Anybody want to ask me a question about the user group?

Mr. Geoff Burke: So, Carl, what’s going to happen to the user group?

Mr. Carl Russo: How many of you saw 2001 and then saw 2010, the movie? Do you remember the line “something wonderful?”

Um, a lot of new product announcements, there’s a lot of new products on display, some additional unveilings, um, great speakers. Uh, there are speakers that are, as yet, unannounced that’ll be announced here shortly, um, that will only put further emphasis on what’s going on in the access infrastructure, why it’s so strategic and how we all reach a broadband future.

As I’m sure you’re aware, Kevin DeNuccio and Charlie Vogt, who’s the respective CEOs of Metaswitch and Genband, will be speaking on stage, um, actually roughly at the same time to help you understand where the soft switch market is going, along with all sorts of other things.

This year’s user group will be quite a bit ahead of where last year’s user group was, which was a great event. So, I would encourage you all to attend.

Mr. Geoff Burke: So, Carl, we have had a flurry of questions here. Let’s, uh, get to a couple of these right now.

Um, one related to the user group is, “Do you plan to have more user conferences, uh, with the merger?”

Mr. Carl Russo: Um, I assume “more,” meaning more frequently?

Mr. Geoff Burke: Well I think, yeah, what this probably is an opportunity to emphasize here is that, uh, you know, if we hadn’t—we do have quarterly user group conferences, uh, that actually are virtual that, uh, we do as webinars.

Mr. Carl Russo: Yeah—.

Mr. Geoff Burke: —Um, uh, we do have a yearly conference that we, uh, have historically had every November. And every spring, we have a road show that goes out in each of the individual regions, and, uh, really introduces, uh, new products, new messaging, etc.

So, there’s a number of different, uh, vehicles for Calix—uh, Calix and its customers to, uh, get direct—uh, direct insight into our roadmaps, our new products and those sorts of things.

Also, at any point in time, you can actually go to the, uh, user group, uh, um, community on the website, as well as participate in the Calix Community, and continue to get a lot of the benefits from that over the course of—uh, over the course of the year.

So, I’m not [unintelligible]—.

Mr. Carl Russo: —I mean, we’re going to—.

Mr. Geoff Burke: —That, Carl, but—.

Mr. Carl Russo: —Stay with the fall user group because we think it’s aptly timed for our customers to understand what’s coming and be able to make decisions around it.

In the spring, we sort of look at the road shows as an opportunity to get down to more—the applied. So, how do you apply these things?

Um, so, I don’t think we’ll be doing anything more frequently in our messaging. I think we’ve got the right communications vehicles, but obviously, they’ll be covering a broader set of things as we go forward.

Mr. Geoff Burke: So, Carl, a general question here is that if I’m a customer who deploys both Calix and Occam technologies for the same service right now, um, they wanted to know if you, uh, want to provide any guidance as to what they should be doing, uh, how they should be thinking about this going forward?

Mr. Carl Russo: Well, I think, you know, you’ve made decisions to this point.

And while, you know, these types of transactions can cause folks to get nervous about what’s going to happen, uh, I think we’ve made it clear, from a platform standpoint, what’s going to happen going forward.

And I think our behavior—and again, I’m always willing to hear things where we can improve, but I’m very proud of the job that Calix has done in making sure our customers can move forward from a technology standpoint because no system will last forever, even though we try and build our systems to last for multiple decades.

As we have been through an acquisition, we’ve certainly helped our customers move forward on platforms that help them see technology going forward.

So, the net-net of this is you know our model. You understand how we interact. Our job is to help our customers win. And so, if there’s any trepidation about the future, please ask. And to the extent that anything occurs in the future, we’re certainly going to do our best to make sure you’re in a position to go to win.

Stranding customers is not a good way to go build a business of value. And it is certainly not the best way to help you all win. And we’re committed to exactly that, making sure that you’re the winners, becoming the broadband service providers of choice.

Mr. Geoff Burke: Well, I think another aspect of that question too, Carl, is really the, uh, future of an integrated, uh, CMS across all the B-, C- and E-Series platforms, which actually gets into, uh, some other questions—um, questions around the, uh, longevity of OccamViews and will that remain available as CMS is fully developed.

Mr. Carl Russo: Um, I would tell you—so, I don’t know the answer for sure, but if you’re asking me my opinion, CMS will supersede all.

So, the things that we find valuable inside of OccamView will be brought into it, CMS will represent the logical superset of those functions, um, and then it would become the only management system.

So, unlike what I said earlier regarding development synergies, etc. around the B, C and E systems, I believe that the maintaining of two different management systems would become quite costly over the longer period of time and, frankly, provide no benefit.

Mr. Geoff Burke: So, Carl, there is a—uh, a question about, um, just putting on your, uh, hat in which you can look into the future here.

Um, where do you—how do you see the B-Series fitting in to the overall unified access portfolio? And, um, just—maybe you could walk through some of the—uh, the natural complements we see it—as we see it being integrated into the overall portfolio itself.

Mr. Carl Russo: Well, I think the answer to that is actually how customers have made choices to date.

Both the C-Series and the B-Series are, in my opinion, evolutionary platforms. They were designed at a time to help customers evolve their networks from copper—from, in essence, a TDM copper environment to a copper and fiber environment to an Ethernet environment.

The C-Series moves through that, both SONET and Ethernet. The B-Series was designed for a customer that could get to an all-Ethernet environment from the start. I think that is really how you think about those two platforms.

There is still an enormous amount of SONET infrastructure out there, that there’s no platform in the world like the C7 to address. But, for a service provider that’s gotten to a mixed environment copper fiber and is evolving and has a pure Ethernet environment at heart, I think the B-Series is equally as good a fit there.

The E-Series, as you go forward, while it is an Ethernet services access platform—and we assiduously avoid calling it a multiservice platform because it is really optimized around IP services over glass.

While it will be able to take on copper functionality in the form of VDSL2, the architecture itself is really optimized to be a pure glass environment. And that’s why we gave it 100 gig of slot speed.

So, those three, positioned that way, sort of help me understand, if I were a service provider, where I might deploy what and when.

Mr. Geoff Burke: So, Carl, the only remaining thread, I think, of questions that, uh, I see out here—and again, I encourage anyone who has additional questions to please, uh, um, submit them via the Q&A module right now, is, uh, really, uh, along the lines of, um, the unification of—uh, the unified access platforms—um, just, uh, a view as to how long it will take, uh, for that unification to take place and—uh, from a timeframe perspective.

Mr. Carl Russo: As I think I stated earlier, but let me reiterate, um, I believe the ONT and CMS integration pieces will happen relatively quickly, in number of months, and we are certainly going to try and close out the 10 gig piece as well, before the end of 2011.

So, that’s assuming we close the transaction in a relative period of time, let’s just say around year-end, I believe all of those things will happen over the course of those 12 months.

And again, what drives that is the talent of the teams, the fact that there are significant similarities in the underlying silicon—those two synergies, and then freeing up the resources from doing duplicate work should enable us to accelerate that accordingly.

Mr. Geoff Burke: So, on a related question, um, Carl, I think that, uh, are some specific more technical questions. And I’ll try to summarize a little bit here in terms of—uh, of sharing rings, uh, and, uh, some of the existing Ethernet loop, uh, prevention, as well as spanning tree across platforms and those sorts of things.

Um, could you just, um, uh, walk through, really quickly, your view as to how, uh, the BLC—or the B-Series, E-Series and C-Series will all hang in the same, uh, rings and transport platforms?

Mr. Carl Russo: So, this is my view, subject to clarification and continued painting of the picture, if you will, by the architectural teams.

The EXA Powered kernel I believe to be a very powerful standards-based kernel for Ethernet in the access infrastructure.

That being said, inside the BLC, there’s been a lot of innovating on how to make rings work in certain timeframes, and there are certain tradeoffs that have been made, etc.

I believe there are significant opportunities to take those innovations together and bring them together with the EXA kernel to allow us to have a combined go-forward trunking and switching system that combines the best of both in a standards-based manner.

Mr. Geoff Burke: Carl, some questions around the, uh, compatibility programs.

Um, can you talk a little bit about the integration of Calix compatible with the OPAN Alliance?

Mr. Carl Russo: Well, I think , at the end of the day, what you have is not dissimilar approaches. Albeit, uh, for those of you who have visited Petaluma, you’re probably aware we have a significant investment in the compatibility lab.

Many millions of dollars have been invested in the compatibility lab, and so we will simply look to broaden that, both in the systems, obviously including the B-Series, but also from the vendor standpoint. For example, you know, MGCP protocols, etc.

Mr. Geoff Burke: And, uh, there’s a couple of last questions, uh, that are popping in now about, really about—um, uh, really about how each of the platforms will basically be positioned going forward, uh, B, C and E.

And I was wondering if, uh, you might take a second just to reiterate that, Carl, um, where you see the C7 fitting in the network, where you see the E7 fitting and where you see the BLC kind of, uh, fitting as well?

Mr. Carl Russo: Yeah. And again, keep in mind that if you were to draw, then, diagrams, you could find overlap here. But, let me try and draw the well points as I see them.

The C-Series was designed as a chassis-based switching fabric, 200 gig capacity, 10 gig per slot, multiservice, multiprotocol platform. So, it can go all the way from ringing pay phones all the way up to GPON. It can move across TDM, ATM, SONET and Ethernet infrastructures.

So, when you’re looking at deployments of evolution across multiple physical interfaces, i.e. copper and fiber and different protocols, and you’re looking to place something that can move across ATM and SONET infrastructure as well as Ethernet, I think it’s pretty ideally placed.

The B-Series has a very different architecture, where you tie together the blades in an all-Ethernet environment. So, it doesn’t have a back plane and a switching infrastructure per se. It works slightly differently than that, as I’m sure you’re aware.

But, it is a pure Ethernet system, so it’s not designed to sit in a SONET infrastructure, nor does it carry that level of thought and potential complexity as you move the network forward.

The E-Series is a pure Ethernet system. It’s not designed to do SONET, it’s not designed to do ATM, but it’s really not optimized around copper either. It is literally for a place where a customer can make a

Greenfield decision—that they’re going to go right to an IP services network over all Ethernet, over all glass, keeping in mind, by the way, that both the B-Series and the C-Series can do the same thing. The E-Series was designed to do that purely.

So, that’s where the tradeoffs will be—making sure that each of our customers can, in the subtle nuances of their network, make a proper platform choice of—from each of those three because they can interoperate on rings, they’re managed from the same system, and I don’t have to think at all about which ONT I might be hanging off of it or which VDSL2 modem I might be hanging off of it I believe is compelling.

Mr. Geoff Burke: So, Carl, there’s a question, now, about the future of the E5 platform. Can you address that for a moment?

Mr. Carl Russo: Um, so, clearly, one of the areas of overlap is with the E5 and some of the BLC 1RU blades. And it’s a good question to ask. I do not have an answer today.

Mr. Geoff Burke: You know, there’s a broader question that, uh, had where—there’s a comment that the strengths of residential and business services are clear from this—uh, this acquisition.

But, uh, if there was anything that they saw—or that we saw, in assisting in deployments in the wireless backhaul space, that this—uh, this moves forward for the company?

Mr. Carl Russo: Um, I’m not sure I follow the question, Geoff. So—.

Mr. Geoff Burke: I think the question is whether or not, uh, the combination of, uh, the two companies, uh, provides more opportunity in the wireless backhaul space?

Mr. Carl Russo: Um, I think—sure, um, there are certainly subtleties to the different product sets where there are some applications that might be—fit better with one than the other. And by the way, vice versa, depending upon the different wireless backhaul structure that’s been chosen.

So, sure, net-net, I don’t know if it adds something that becomes synergistic in revenue so much as it brings more deployment scenarios to them.

Mr. Geoff Burke: So, Carl, there was one other question that just popped up.

Uh, since you’ve answered the question about the future of the E5 is what is the future of the E7.

Mr. Carl Russo: Uh, you mean as far as where the E7 going?

Mr. Geoff Burke: I believe so. I think, uh, from my perspective it’s pretty, uh-.

Mr. Carl Russo: —Let me invite everyone—.

Mr. Geoff Burke: [—Unintelligible—.]

Mr. Carl Russo: —To the user group, um, and that—you know, in six weeks, it’ll be very clear where we’re heading, architecturally, on all fronts.

The E7 represents a three and-a-half-year undertaking. As you know, the EXA kernel was originally developed inside the E5-400. Part and parcel of this is to make sure we have the resources necessary to accelerate our vision across the three platforms, especially the E7.

Mr. Geoff Burke: So, at this time, I wanted to, um, ask anyone else who wanted to ask any last questions, to please—uh, to please throw them in the mix.

Um, since you’re opining on the E5 and E7, there was a follow-on. What does the future of the C7 look like, Carl?

Mr. Carl Russo: And the C7’s roadmap remains unchanged. And as you might imagine, uh, with this greater resource and knowledge pool, we intend to accelerate the Ethernet deployments across all three platforms.

So, the C7 will continue to be a robust investment stream. Remember earlier my comment, “footprint drives everything” in a long life systems business. The C7 is approaching 30,000 systems installed. We are going to move forward at every bit the rate we were, and potentially faster, as we bring the two companies and their talent pools together.

And I can’t emphasize enough the B-, the C- and the E-Series, because of that commonality of subsystems, enables us to get after where the platforms are going, long term.

And with that I’ll make the same invitation I made earlier. Um, if there was ever an opportunity for me to encourage you to join a user group, this would be the one to make.

Mr. Geoff Burke: So, Carl, I think there’s one last question here that is probably worthy of—uh, of, you know, having a broader comment on. There—and it’s a question about whether the Occam EPS, I believe that’s the Ethernet Protection System, um, will be important for the multiplatform integration.

Can you talk a little bit about, uh, Calix standards-based implementation and how we view—uh, we’ll view that going forward?

Mr. Carl Russo: So, again, we are standards based, and I believe there are room inside the standards to do some very clever things, some of which Occam, through their innovation, have demonstrated.

So, I’d like to be able to commit to you right now what that looks like, but hopefully, you can read between the lines on my words as to what I think might be available. But, we’ve got to allow the architects to figure out how to bring those things together.

There are—I think there are clear advantages to both systems. I’d like to see if we can come to the market with an optimized set that allows for, if you will, uh, different criteria to be chosen on rings, depending upon what you’re trying to get done, albeit you’re sitting on the same ring.

So, there are different applications that you may want to have different restoration times, for example.

So, that’s a broader statement of the future, but I’m very intrigued by what the combined teams can come up with as we think about how Ethernet will be deployed over fiber access rings, now and into the future and, as those speeds go up and the applications that are running over top of them, move to more propagation-delayed sensitive applications like gaming.

I mean, every-this question cuts right at the heart of why we’re doing this. Our belief of an all-IP services over Ethernet, over glass and wireless, the fact that we think that the broadband internet of the future, while it is going to be capacity sensitive, is going to be far more sensitive to things like propagation delay.

And what that means for the access infrastructure—I hope you can understand what I’m alluding to here because I am just totally jazzed by bringing these two teams together.

Just as I was with the fiber access team that we brought to the company from OSI, if you look at the innovations that exist inside of the Calix fiber access portfolio, which by the way, still don’t exist in the marketplace in many places, um, we’re going to do that same sort of innovation here.

So, absolutely stayed tuned. Come join us at the user group.

So, Geoff, did you fall off or are we at an end?

Mr. Geoff Burke: I’m sorry. I forgot to press my unmute button there.

There’s—uh, there’s two more, I’m glad you said that.

Um, a question around, uh, alluding to embarking on wireless access. Um, is there—are there—uh, does this hasten any—uh, any movement into the wireless access domain, Carl?

Mr. Carl Russo: So, everything about our business plan—so without answering the question specifically, which I will not do, everything about our business plans, international expansion, technologies expansions, species expansion, this moves our business case forward by some 12 to 18 months.

So, what we have planned for the company 12 to 18 months from now will be happening that much sooner. All of those subjects are open for discussion, and I’ll leave it with you there.

Mr. Geoff Burke: So, Carl, there is one uh, last question here about—um, I believe this is actually more focused on ONT interoperability and a question beyond, I believe, just the—uh, the acquisition itself for a unified ONT portfolio to—our view on—um, on when, uh, ONTs could be purchased from any vendor and—uh, and hooked up to the, uh, unified access portfolio.

Mr. Carl Russo: So, the great, much-vaunted future of interoperability and that sort of question?

Mr. Geoff Burke: Yes.

Mr. Carl Russo: Um, great question.

As you know, we’re standards-based, and we’ll support anything of that nature. However, in a previous life, I spent a reasonable amount of time in the transport environment. And many of you may remember SONET and SONET interoperability.

And SONET was a standard, and it was made interoperable, and there are even interoperability forums where you could put different SONET add/drop multiplexers on the same ring. And at the end of the day, no one ever deployed them that way.

Um, so, this is an optical system. I think we’re a ways away from it becoming sort of like a DSL modem. If and when it does, we’ll be happy to support it.

But, you know, let me just spend a moment, for example, at the fiber home show. Uh, for those of you who were there, we introduced our first indoor ONT. And the indoor ONT has been, as you might imagine, a subject of great discussion in Calix.

And what we’re intrigued by, in an indoor ONT, is after lots of discussion with our customers, we believe our customers would like to have sort of an outdoor deployment scenario. So, things like an active Ethernet GPON switchable ONT that auto-detects, um, remote ONT activation and extended reach. Features such as that in the indoor ONT.

The challenge with the commodity market is the commodity market doesn’t understand any of those things. And so, our concern is, “Okay, so, what’s the cost savings?” And it’s a few dollars versus, “What’s the deployment model challenge?”

And the deployment model challenge, to us, looks to be far more severe than the cost savings could ever justify. And so, it speaks to the whole commoditization, etc. We’re going to continue to pursue simpler and simpler and lower-priced units over time, but I think we’re still a ways away from getting to a place where you just have a generalized, open-ended environment.

That being said, we’ll continue to go to the interoperability forums, we’ll continue to plug things in, but I believe they’re going to be purchased, for a good time to come, from the same vendor.

Mr. Geoff Burke: Well, I think, Carl, that, uh—with that, the last, um, couple of questions really have been, uh, looking toward the future of the industry as much as they’re looking toward the future of Calix.

I know that, uh, a lot of these issues are exactly the type of thing that we look to address at the user group coming up, uh, here in November as well.

So, with that, I think that, uh, wraps up the majority of the questions, Carl. Do you have any, uh, closing thoughts? And after that, we’ll—uh, we’ll close things up here.

Mr. Carl Russo: No. Um, you understand that it’s a strategic acquisition. Um, this is a robustly strong company with a strong balance sheet, debt free, uh, becoming quite a large company, but most importantly, that question around innovations around the 10 gig ring really starts to speak to why I’m excited about this because, much like four years ago, almost five years ago now, um, through the acquisition of the OSI team, the rate of product innovation in the company just dramatically accelerated on the fiber access side.

I am just totally jazzed waiting to see what these two combined teams are going to do when it comes to Ethernet in the access environment and the acceleration of our ability to help you all win going forward.

So, I very much appreciate your all taking the time this morning, and I’m very much looking forward to all of you joining us at the user group, November 6th, 7th and 8th, I think, at the Wynn in Las Vegas. Please go to the website and sign up.

Thanks, folks.

Mr. Geoff Burke: Uh, thank you, Carl.

So, that, uh, wraps up, uh, questions for today, and we’d like to remind you that, uh, if any questions or concerns come up after the conclusion of this webinar, we encourage you to contact your dedicated field sales team directly at any time, and they will get to the bottom of this question for you.

Um, thank you very much, again, for your time, participation, questions and feedback today. We really do appreciate the opportunity to earn your business.

And—uh, um, and really, again, want to thank you for—uh, for taking part in the session today.

Uh, take care, and, uh, good bye.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of closing the acquisition and timing of the integration of the product lines; the ability to integrate the companies; advantages of the combined organization; future financial and operating results and debt after the acquisition; benefits of the acquisition to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the acquisition; the ability of the combined organization to integrate platforms and products to accelerate opportunities for customers and provide an enhanced Unified Access portfolio of advanced broadband systems; the ability to bring new innovations at a faster pace and bring new technologies into new markets; plans to pursue larger markets and to maintain current markets; the size of markets; the ability to accelerate Calix’s Unified Access roadmap, align with customer needs and accelerate their ability to successfully deliver enhanced broadband services to their subscribers; plans to increase sales and support coverage; plans to continue directly engaging customers or plans to use distributors; ability to enhance solutions development, testing and quality; the ability to increase the range of deployment options, create closer relationships with customers and partners and enhance alignment with communication service provider networks and business model transformations; the ability to enhance the customer engagement model and expand interoperability; the combined organization’s ability to innovate and accelerate the time-to-market of new functionality and solutions, enhancing the Unified Access portfolio with more options and form factors to fit multiple deployment scenarios and expanding the field organization to serve its customers; plans to broaden and to integrate compatability programs, the intent to accelerate development on existing and acquired platforms and the ability of continued research and development to accelerate innovation and time-to-market; the expectation that combining resources will deliver higher levels of support and service and drive greater customer satisfaction; the ability to expand its direct engagement model; plans to support existing product lines and platforms and make further investment in both companies’ roadmaps; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; the ability of the combined organization to align with CSP needs and the ability to facilitate and help accelerate transformation of a CSP’s business and help CSPs to long term sustainable success; the ability to leverage Calix’s operating model; ability to accelerate Calix’s strategic road map and business plan and increase its competitiveness; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.